Exhibit 99.1

April 12, 2019

M&G Investment Management Limited
Laurence Pountney Hill
London EC4R 0HH
Attention: Jeremy Punnett, Stuart Rhodes

Ladies and Gentlemen:

Methanex Corporation (the “Company”), on the one hand, and M&G Investment Management Limited, M&G Global Dividend Fund and M&G (Lux) Investment Funds 1 (such entities collectively, “M&G”), on the other hand, have mutually agreed to the terms contained in this letter (this “Cooperation Agreement”). For purposes of this Cooperation Agreement, we refer to each of the Company and M&G as a “Party” and, collectively, as the “Parties”.

1.         Board Composition and Related Matters.

(a) The Company shall procure the resignation of Howard Balloch (the “Resigning Director”) from the Board of Directors of the Company (the “Board”) with effect from the next annual meeting of shareholders of the Company including any adjournments or postponements thereof (the “2019 Annual Meeting”). The Resigning Director shall not stand or be nominated for election at the 2019 Annual Meeting.

(b) The Company agrees to include Paul Dobson (“Dobson”) in the slate of nominees recommended for election to the Board at the 2019 Annual Meeting. The Company shall use its reasonable best efforts to cause the election of Dobson to the Board at the 2019 Annual Meeting, including supporting Dobson in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(c) M&G shall (i) to the extent legally permitted promptly withdraw its proxy circular and proxy card in respect of the 2019 Annual Meeting and, to the extent withdrawal is not permissible in respect of proxies received and not subsequently revoked, to the extent legally permissible vote such proxies at the 2019 Annual Meeting in  favor of the revised slate of nominees recommended for election to the Board by the Company, (ii) cease to solicit proxies in connection with the 2019 Annual Meeting, (iii) cause each of Kevin Rodgers, Patrice Merrin and Lawrence Cunningham to withdraw their consent to being nominated for election at the 2019 Annual Meeting and (iv) cause such common shares of the Company (the “Common Shares”) as are owned of record or beneficially by M&G or its controlled affiliates on the record date for the 2019 Annual Meeting to be present for quorum purposes and voted in favor of the slate of nominees proposed by the Company.

(d) At the 2019 Annual Meeting, (i) the shareholders of the Company shall elect eleven directors and (ii) the Company will nominate Dobson and each of the incumbent directors (other than Thomas Hamilton and the Resigning Director) for election to the Board.  The Company shall not permit any individuals other than Dobson and such incumbent directors to be nominated for election to the Board.

(e) M&G shall as promptly as practicable deliver to the Board a list of six (6) candidates (the “Candidate List”), three (3) of whom shall be Kevin Rodgers, Patrice Merrin and Lawrence Cunningham and three (3) of whom shall be additional persons designated by M&G who possess significant financial experience and one or more other skills identified in the Company’s director skills matrix (the “Skills Matrix”) set forth under the heading “Nomination of Directors – Nominating Committee and Nomination Process” in the Company’s management information circular for the 2019 Annual Meeting. Not later than four (4) weeks after the delivery to the Board of the Candidate List, the Board shall select one (1) person from the Candidate List to be appointed as a director of the Company (the “Additional Director” and, together with Dobson, the “New Directors”). As promptly as practical after the Additional Director is selected in accordance with this Section 1(e), the Company shall take all necessary actions under the organizational documents of the Company to increase the size of the Board’s membership by one (1) and appoint the Additional Director as a director of the Company with a term expiring at the annual meeting of shareholders of the Company for 2020 (the “2020 Annual Meeting”).

(f)   M&G acknowledges that each New Director (and any Replacement pursuant to Section 1(g)), upon appointment or election to the Board, shall be required to comply with all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to all of the other members of the Board in their capacities as directors (collectively, the “Company Policies”).  Prior to the 2019 Annual Meeting, the Company shall provide to M&G all Company Policies applicable to all members of the Board which are not publicly available on the Company’s website.  In addition, each New Director (and any Replacement pursuant to Section 1(g)) shall (i) provide to the Company any information required to be disclosed under applicable law or stock exchange regulations or other information required by the Company to be provided by all directors in connection with the Board’s assessment of the directors’ eligibility, independence and other similar criteria and (ii) at all times while serving on the Board, qualify as an “independent director” for the purposes of National Instrument 52-110 – Audit Committees.

(g) If at any time prior to the Termination Date (as defined below) any New Director or Replacement is unable or unwilling to serve as a director for any reason, then M&G, by delivery of a written notice to the Company prior to the Termination Date, shall have the right to designate a replacement for such director with an individual (a “Replacement”) acceptable to the Company, acting reasonably, who (i) possess significant financial experience and one or more other skills identified in the Skills Matrix, (ii) qualifies as an “independent director” for the purposes of National Instrument 52-110 – Audit Committees, (iii) is not a director, officer or employee of M&G or any of its controlled affiliates, (iv) does not receive compensation from M&G or any of its controlled affiliates, (v) agrees to comply with the Company Policies and (vi) otherwise provides the information required to be provided to the Company pursuant to Section 1(f).

(h) Promptly following the appointment of the New Directors, the Board shall reorganize the composition of its committees such that each of the New Directors is appointed to two committees (such that New Directors are represented on four committees in total), including (immediately following the 2019 Annual Meeting) the appointment of Dobson and three incumbent directors selected by the Board to the Audit, Finance and Risk committee of the Board (the “Risk Committee”). The Risk Committee shall conduct a financial review of the Company’s potential investment in a third methanol production plant in Geismar, Louisiana (“Geismar 3”). This independent review shall be conducted as promptly as practicable following the 2019 Annual Meeting and with the assistance of an independent financial advisor (the “Financial Advisor”), to be one of Deloitte, E&Y or Fort Capital Partners, and selected by the Risk Committee. The Financial Advisor shall advise and support the Risk Committee in reviewing the Geismar 3 Finance Plan prepared by the Company’s management by assessing the impact of pursuing a potential investment in Geismar 3 on (i) the Company’s liquidity and cash flow and (ii) the Company’s ability to continue its dividend policy and practice of share buybacks with excess cash during the Geismar 3 construction period for a reasonable range of methanol prices based on past methanol pricing cycles. The compensation of the Financial Advisor shall not be contingent on the advice the Financial Advisor provides or the Risk Committee’s conclusions or recommendation to the Board. Each of the parties acknowledges and agrees that the “Final Investment Decision” or “FID” with respect to Geismar 3 resides with the full Board.

(i) The Board will not utilize committees of the Board for the purpose of discriminating against the New Directors in order to limit their participation in substantive deliberations of the Board or make any change to the number of directors of the Board in order to frustrate the purpose of this Cooperation Agreement.  Each New Director will have access to all Board committee materials on the same basis as other directors.  The Company will not amend the Company’s organizational documents, or amend or enter into any Company Policies, to frustrate the purpose of this Cooperation Agreement.

(j) Not later than the date that is sixty (60) days prior to the date of the 2020 Annual Meeting, the Company shall notify M&G in writing if it intends to include the New Directors (or their respective Replacements) in the slate of nominees recommended by the Board in the Company’s information circular and on its proxy card relating to the 2020 Annual Meeting (the “2020 Proxy Documents”).  In the event the Company so notifies M&G that it intends to include the New Directors (or their respective Replacements) in such slate, then the Company shall include the New Directors (or their respective Replacements) in the slate of nominees recommended by the Board in the 2020 Proxy Documents and use its reasonable best efforts to cause the election at the 2020 Annual Meeting of each of the New Directors (or their respective Replacements) identified in the 2020 Proxy Documents, including supporting each of them for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

2. Standstill.  M&G shall not, directly or indirectly, at any time prior to the Termination Date:

(a)
nominate one or more individuals for election to the Board at any meeting of shareholders of the Company (or by written consent in lieu of a meeting) or initiate, propose, finance, negotiate, seek to effect, guarantee the financing of, knowingly assist any other person in obtaining financing for, or knowingly cause any proxy contest or other shareholder proposal with respect to the nomination of any individual for election to the Board;

(b)
“solicit” (within the meaning of applicable securities laws) any proxies to vote, or seek to influence any person with respect to the voting of, any securities of the Company (other than securities of the Company held by controlled affiliates of M&G);

(c)	make a shareholder proposal or requisition or call a meeting of shareholders of the Company;

(d)
form or join a “group” (within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended) with any other person other than a “group” with any affiliate of M&G; or

(e)	take any other action incompatible with the foregoing.

3. Non-Disparagement. Neither the Company nor M&G will, directly or indirectly, make or issue or cause to be made or issued any disclosure, announcement or statement (including without limitation the filing of any document or report with any securities commission, stock exchange or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) that would reasonably be expected to undermine, disparage or reflect adversely on the other Party, its business or any person known by it to be one of such other Party’s past, present or future general partners, managers, directors, officers or employees, including without limitation any disclosure, announcement or statement which questions, challenges or comments on such other Party’s strategic decisions (including with respect to Geismar 3) or which disparages such other Party or any person known by it to be one of such other Party’s past, present or future general partners, managers, directors, officers or employees as individuals (recognizing that, in each case, each Party may, after consultation with counsel, make any disclosure that it determines in good faith is required to be made under applicable law (including making any factual statement in any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought)).

4. Press Release. The Parties agree that the Company will issue the press release attached to this Cooperation Agreement as Exhibit A promptly following the execution and delivery of this Cooperation Agreement by the Parties.

5. Power and Authority of the Company. The Company represents and warrants to M&G that (a) the Company has the corporate power and authority to execute this Cooperation Agreement and to bind it thereto, (b) this Cooperation Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, and (c) the execution, delivery and performance of this Cooperation Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default)

under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

6. Power and Authority of M&G. Each entity within the definition of M&G represents and warrants to the Company that (a) it has the power and authority to execute this Cooperation Agreement, (b) this Cooperation Agreement has been duly authorized, executed and delivered by such person, constitutes a valid and binding obligation of such person, and is enforceable against each such person in accordance with its terms, (c) the execution of this Cooperation Agreement by such person does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to such person, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound and (d) as at the date hereof M&G beneficially owns in the aggregate approximately 12,738,068 Common Shares.

7. Termination. Each Party’s obligations under this Cooperation Agreement will extend until, and terminate upon the conclusion of, the date (the “Termination Date”) that is:

(a)
if the Company notifies M&G in writing pursuant to Section 1(j) that it intends to include the New Directors (or their respective Replacements) in the slate of nominees recommended by the Board in the 2020 Proxy Documents, the day immediately following the 2020 Annual Meeting; or

(b)
if the Company does not notify M&G in writing pursuant to Section 1(j) that it intends to include the New Directors (or their respective Replacements) in the slate of nominees recommended by the Board in the 2020 Proxy Documents, thirty (30) days prior to the deadline for nominating directors at the Company’s 2020 Annual Meeting.

8. Counterparts. This Cooperation Agreement may be executed in two or more counterparts, each of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

9. Specific Performance. Each Party acknowledges and agrees that irreparable injury to the other Party would occur in the event that any of the provisions of this Cooperation Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages are not an adequate remedy for such a breach. It is accordingly agreed that each Party shall be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof. Each Party agrees to waive any bonding requirement under any applicable law in the case any other Party seeks to enforce the terms of this Cooperation Agreement by way of equitable relief.

10. Applicable Law and Jurisdiction. This Cooperation Agreement will be governed by, and enforced in accordance with, the laws of the Province of British Columbia and the laws ofCanada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia for any action or proceedings arising out of or related to this Cooperation Agreement. Each Party consents to service of process by a reputable overnight delivery service, signature requested, to the address of such Party’s principal place of business or as otherwise provided by applicable law.

11. Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by email or facsimile, when such email or facsimile is transmitted to the email address or telephone number set forth below, and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this section:

If to the Company:

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Attention: Kevin Price, Corporate Secretary
Email: kprice@methanex.com
Facsimile: +1 604 661 2602

If to M&G:

M&G Investment Management Limited
Laurence Pountney Hill
London EC4R 0HH
Attention: Jeremy Punnett, Stuart Rhodes
Email: jeremy.punnett@mandg.co.uk, stuart.rhodes@mandg.co.uk
Facsimile: +44 (0) 203 977 8994

With a copy (which shall not constitute notice) to:

Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
Attention:  Richard M. Brand; Joanna A. Valentine
Email: richard.brand@cwt.com, joanna.valentine@cwt.com
Facsimile:  +1 (212) 504-6666

12. Entire Agreement. This Cooperation Agreement, including exhibits and schedules attached to this Cooperation Agreement, contains the entire understanding of the Parties with respect to the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Cooperation Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

METHANEX CORPORATION

By:	/s/ John Floren
Name: John Floren
Title: President & CEO

By:	/s/ Ian Cameron
Name: Ian Cameron
Title: SVP, Finance & CFO

M&G INVESTMENT MANAGEMENT LIMITED

By:	/s/ Graham Mason
Name: Graham Mason
Title: Director M&G Investment Management Limited

M&G (LUX) INVESTMENT FUNDS 1

By:	/s/ Stuart Rhodes
Name: Stuart Rhodes
Title: Director of Equities

M&G GLOBAL DIVIDEND FUND

By:	/s/ Stuart Rhodes
Name: Stuart Rhodes
Title: Director of Equities

EXHIBIT A

PRESS RELEASE

For immediate release

April 12, 2019

Methanex Announces Cooperation Agreement with M&G

VANCOUVER, BRITISH COLUMBIA – Methanex Corporation (“Methanex” or the “Company”) (TSX:MX) (NASDAQ:MEOH) announces that it has reached a cooperation agreement (the “Agreement”) with M&G Investments (“M&G”) pursuant to which the Company will recommend Paul Dobson for election to its eleven member board of directors at the upcoming annual general meeting of shareholders (the “Meeting”) on April 25, 2019. Mr. Dobson will be appointed to the Audit, Finance and Risk Committee.

To accommodate the addition of Mr. Dobson, the Board accepted the offer of Howard Balloch, the longest serving independent director, to advance his planned retirement by a year, and not stand or be nominated for re-election at the Meeting.

“We are pleased to have come to a cooperation agreement with our largest shareholder that is both responsive to their views and allows us to move forward with our mutual goal of maintaining Methanex’s leading position in the methanol industry while generating strong returns for shareholders,” said Chairman of the Board, Tom Hamilton. “We thank Howard Balloch for his years of leadership and service to Methanex. Howard has been instrumental as Chair of the Public Policy Committee and a valuable contributor to Methanex’s long track record of success.”

“We believe the opportunity to build a third plant alongside our other two plants in Geismar, Louisiana is unique. Methanex are committed to a thoughtful, rigorous evaluation process for reviewing all growth projects and as part of our Agreement we have agreed to retain an independent financial advisory firm to assist in our financial review of the Geismar 3 project” said President and Chief Executive Officer, John Floren.

M&G will withdraw its proxy circular and proxy card in respect to the Meeting and has agreed to vote all of its shares in favour of the nominees recommended by the Company.  M&G has also agreed to a standstill arrangement through the 2020 annual general meeting of shareholders.

The Company has agreed with M&G to continue its ongoing board refreshment process by selecting an additional director after the Meeting from a list to be submitted by M&G.  Such director will possess financial experience and other  skills, experience and expertise required to oversee the continued growth of the world’s largest methanol producer.

Stuart Rhodes, a fund manager with M&G, stated, “We are pleased to have reached this constructive outcome with Methanex and look forward to continuing to be long-term, supportive shareholders in the Company. M&G is confident that Paul Dobson’s addition to the Board and our ongoing support for the leadership of John Floren and his extremely capable management team will help ensure the continued success of Methanex.”

The full Agreement has been filed on the Company’s SEDAR profile.

NEW DIRECTOR NOMINEE BIOGRAPHY
Paul Dobson: Paul Dobson, CPA, CMA, is Interim CEO of Hydro One Limited, a major transmission and distribution provider in Ontario. Prior to being appointed as Interim CEO, Mr. Dobson was the Chief Financial Officer. Mr. Dobson previously held executive positions, including CFO and COO, at Direct Energy, a provider of energy-related services based in Houston, Texas. He has held leadership roles in international energy companies in Canada, the US and London.

VOTING IS NOW OPEN

Shareholders should vote their WHITE proxy form or voting instruction form FOR the Company’s recommended nominees, including Paul Dobson, before April 23, 2019 at 10:30 a.m. (Vancouver time).

If you have questions or need help voting, contact Kingsdale Advisors at 1-888-327-0821 or at contactus@kingsdaleadvisors.com.

- end -

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604 661-2600 or Toll Free: 1 800 661 8851
www.methanex.com

Ian Robertson
Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com